AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

   EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (Dollars in Thousands)

                                                Year Ended December 31,
                                               1996       1995      1994        1993        1992
Pretax income (loss) excluding
  discontinued operations                  $317,574   $247,455   $ 26,376   $257,426   ($144,854)
Minority interest in subsidiaries
  having fixed charges(*)                    46,689     33,190      8,565     34,800      37,685
Less undistributed equity in (earnings)
  losses of investees                        31,353     (1,559)    49,010    (25,067)    376,020
Fixed charges:
  Interest expense                           78,048    124,633    114,803    153,836     212,150
  Debt discount (premium) and expense        (1,174)    (1,023)     1,240      5,273       4,698
  One-third of rentals                        9,279      9,471      5,119      5,801      16,341

      EARNINGS                             $481,769   $412,167   $205,113   $432,069    $502,040


Fixed charges:
  Interest expense                         $ 78,048   $124,633   $114,803   $153,836    $212,150
  Debt discount (premium) and expense        (1,174)    (1,023)     1,240      5,273       4,698
  One-third of rentals                        9,279      9,471      5,119      5,801      16,341
  Pretax preferred dividend requirements
    of subsidiaries                          27,970     25,376       -          -           -

      FIXED CHARGES                        $114,123   $158,457   $121,162   $164,910    $233,189


Ratio of Earnings to Fixed Charges             4.22       2.60       1.69       2.62        2.15


Earnings in excess of Fixed Charges        $367,646   $253,710   $ 83,951   $267,159    $268,851


(*) Amounts include subsidiary preferred dividends and accrued distributions on TOPrS.






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